SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2022

Or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN, Registrant

By:	/s/ Frank J. Sodaro
Frank J. Sodaro, Member of the Administration Committee

Date: June 29, 2023

ORI 401(k) Savings and Profit Sharing Plan

Report on Audits of Financial Statements
and Supplemental Schedule

For the Years Ended December 31, 2022 and 2021

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Pages
Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2022 and 2021	4

Notes to Financial Statements	5-12

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2022	14

Note
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
ORI 401(k) Savings and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ORI 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2007.

Minneapolis, Minnesota
June 29, 2023

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2022 and 2021

	2022
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account
ASSETS:
Investments, at fair value:
Old Republic International Corporation
common shares	$35,025,735	$324,135,851	$115,048,451	$474,210,037
Mutual funds	1,154,614,505	751,288	—	1,155,365,793
Short-term investments	—	—	5,912,423	5,912,423
Total investments	1,189,640,240	324,887,139	120,960,874	1,635,488,253

Receivables:
Contributions from employers	27,920,118	34,948,347	6,103,011	68,971,476
Notes receivable from participants	79,761	—	—	79,761
Accrued interest and dividends	—	—	40,230	40,230
Total receivables	27,999,879	34,948,347	6,143,241	69,091,467
TOTAL ASSETS	1,217,640,119	359,835,486	127,104,115	1,704,579,720

LIABILITIES:
Notes payable	—	—	86,693,664	86,693,664
Unpaid administrative expenses	—	34,275	—	34,275
TOTAL LIABILITIES	—	34,275	86,693,664	86,727,939

NET ASSETS AVAILABLE FOR BENEFITS	$1,217,640,119	$359,801,211	$40,410,451	$1,617,851,781

The accompanying notes are an integral part of these financial statements.

3

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2022 and 2021

	2021
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account
ASSETS:
Investments, at fair value:
Old Republic International Corporation
common shares	$19,248,070	$299,270,344	$148,303,135	$466,821,549
Mutual funds	808,848,278	524,970	—	809,373,248
Short-term investments	—	—	7,647,043	7,647,043
Total investments	828,096,348	299,795,314	155,950,178	1,283,841,840

Receivables:
Contributions from employers	—	13,062,098	3,829,824	16,891,922
Notes receivable from participants	—	—	—	—
Accrued interest and dividends	—	—	152	152
Total receivables	—	13,062,098	3,829,976	16,892,074
TOTAL ASSETS	828,096,348	312,857,412	159,780,154	1,300,733,914

LIABILITIES:
Notes payable	—	—	98,434,664	98,434,664
Unpaid administrative expenses	—	27,975	—	27,975
TOTAL LIABILITIES	—	27,975	98,434,664	98,462,639

NET ASSETS AVAILABLE FOR BENEFITS	$828,096,348	$312,829,437	$61,345,490	$1,202,271,275

The accompanying notes are an integral part of these financial statements.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2022 and 2021

	2022
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account

Additions (Reductions):
Employer contributions	$27,920,118	$34,948,347	$6,103,011	$68,971,476
Common shares released
to participants
(1,269,577 shares at $24.58 per
share and 709,323 shares at
$19.71 per share, respectively)	—	31,206,203	—	31,206,203
Employee contributions	72,876,787	—	—	72,876,787
Interfund transfers	11,155,162	(11,155,162)	—	—
Interest income	9	9,746	156,894	166,649
Dividend income	44,823,139	24,489,430	9,730,715	79,043,284
Net appreciation (depreciation) in
fair value of investments	(177,369,715)	(3,345,928)	(2,048,481)	(182,764,124)
Total additions (reductions)	(20,594,500)	76,152,636	13,942,139	69,500,275

Deductions:
Termination and withdrawal benefits	91,616,040	29,169,541	—	120,785,581
Common shares released
to participants
(1,269,577 shares at $24.58 per
share and 709,323 shares at
$19.71 per share, respectively)	—	—	31,206,203	31,206,203
Interest expense	—	—	3,667,732	3,667,732
Administrative expenses	37,604	11,321	3,243	52,168
Total deductions	91,653,644	29,180,862	34,877,178	155,711,684
Net additions (deductions)	(112,248,144)	46,971,774	(20,935,039)	(86,211,409)

Transfer from merged-in plan	501,791,915	—	—	501,791,915

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	828,096,348	312,829,437	61,345,490	1,202,271,275
End of year	$1,217,640,119	$359,801,211	$40,410,451	$1,617,851,781

The accompanying notes are an integral part of these financial statements.

4

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2022 and 2021

	2021
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account

Additions (Reductions):
Employer contributions	$—	$13,062,098	$3,829,824	$16,891,922
Common shares released
to participants
(1,269,577 shares at $24.58 per
share and 709,323 shares at
$19.71 per share, respectively)	—	13,980,756	—	13,980,756
Employee contributions	70,842,571	—	—	70,842,571
Interfund transfers	13,559,215	(13,559,215)	—	—
Interest income	(15)	114	1,226	1,325
Dividend income	64,310,260	38,156,648	21,414,615	123,881,523
Net appreciation (depreciation) in
fair value of investments	46,181,212	56,431,792	29,395,307	132,008,311
Total additions (reductions)	194,893,243	108,072,193	54,640,972	357,606,408

Deductions:
Termination and withdrawal benefits	76,346,191	24,337,377	—	100,683,568
Common shares released
to participants
(1,269,577 shares at $24.58 per
share and 709,323 shares at
$19.71 per share, respectively)	—	—	13,980,756	13,980,756
Interest expense	—	—	4,177,384	4,177,384
Administrative expenses	27,095	7,705	3,571	38,371
Total deductions	76,373,286	24,345,082	18,161,711	118,880,079
Net additions (deductions)	118,519,957	83,727,111	36,479,261	238,726,329

Transfer from merged-in plan	—	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	709,576,391	229,102,326	24,866,229	963,544,946
End of year	$828,096,348	$312,829,437	$61,345,490	$1,202,271,275

The accompanying notes are an integral part of these financial statements.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
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1.Description of Plan

A.    Basis of Presentation

The accompanying financial statements of the ORI 401(k) Savings and Profit Sharing Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries (Old Republic, the Plan Sponsor, the Company(ies) or the Employer(s)). These financial statements and accompanying notes together provide only general information about the Plan. The Plan Document must be referred to for a complete description of the Plan's provisions.

B.    General

Effective December 30, 2022, the Old Republic Baseline Security Plan (the BSP) was merged into the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the ESSOP), and the merged plan was renamed the ORI 401(k) Savings and Profit Sharing Plan. The merger of the BSP into the Plan resulted in the transfer of assets totaling $501,791,915. Following the merger, the Plan continues to provide the same type of employer contributions as were available under the ESSOP and BSP – a matching contribution and a discretionary contribution.

The Plan covers a majority of Company employees and is subject to the provisions of the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become participants in the Plan on their employment date.

In 2015, the Plan purchased Old Republic common stock using the proceeds from a loan obtained from the Company. Additionally, in 2018 and 2020, the Plan purchased Old Republic common stock using the proceeds of loans obtained from the Company and participating subsidiary companies (see summary of all loans at Note 4). The shares are held in a trust established under the Plan. The borrowing and interest costs are to be repaid over the term of the loans through use of fully deductible Company matching contributions to the Plan, dividends from unallocated Old Republic common stock, and any earnings the net funds may earn.

On an annual basis, the Plan makes a calculation of the number of shares to be allocated (released) to the accounts of eligible participants. The calculation of allocated shares is made in accordance with the Code, applicable Treasury Regulations, and the Plan document. Shares allocated to participants vest in accordance with the stated vesting provisions in the Plan document (see Note 1G).

The financial statements of the Plan as herein included, present separately the assets and liabilities and changes therein pertaining to the stock not yet allocated to participants within the columns titled “Unallocated Account”. Shares allocated to participants are included in the financial statements under the columns titled “Non-participant Directed Account” and are entitled to diversification as afforded within the Plan document. Employee contributions made by participants and discretionary contributions made by an Employer are included in the financial statements under the columns titled “Participant Directed Account.”

In December 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act was passed into law. Among other provisions, the SECURE Act increased the age for required minimum distributions to 72. The required provisions were adopted by the Plan during 2022.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

C.    Employee Contributions

Deferral employee contributions could be made on a pretax basis up to a limit of $20,500 in 2022. Effective May 2, 2022, the Plan was amended to also provide for designated Roth contributions. Participants may elect to make additional contributions, on a post-tax basis, up to a maximum of 100% of eligible compensation, as defined in the Plan, not to exceed the limits set by Section 415 of the Code. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants. Any employee who does not contribute to the Plan does not receive a Company matching contribution. Effective March 28, 2022, the Plan was amended to provide for automatic enrollment contributions equal to 6% of the employee’s eligible compensation. Employee contributions (pretax deferrals, after-tax, and Roth contributions) up to 6% are eligible for an amount of matching contributions based on a specified percentage increase in average operating earnings per share for the most recent five year periods as provided in the Plan document. However, the amount of eligible compensation taken into account when calculating these contributions cannot exceed $150,000. Contributions are also subject to other Code limitations (including the limits imposed by Code Section 415). In addition, employees who are 50 years of age at any time during the Plan year may make additional, pretax, catch-up contributions up to $6,500 in 2022. Participants direct the investment of their contributions into various investment options, such as mutual funds, offered by the Plan. In addition, participants may also direct their contributions to buy Old Republic common stock.

Rollover distributions from another “qualified” plan may be transferred into the Plan. Any amount so transferred will be placed in a participant rollover account, which is fully vested. Full or partial withdrawals from rollover accounts, including earnings thereon, are allowed up to twice a year.

D.    Employer Contributions

Participants are eligible to receive a matching contribution and a discretionary contribution under the Plan if the following criteria are met:

•the participant completes 1,000 or more hours of service during the year and
•the participant is employed by one of the Companies on December 31 of that year, died, became fully disabled during the year, or retired during the year after attaining age 65.

Matching Contributions

The Company matching contributions, when aggregated with the dividends and other earnings on the unallocated Old Republic common stock, are used to fund the Plan’s debt service. The debt service funding triggers the release of stock to be allocated to participants’ accounts in accordance with regulations under ERISA, the Code and the Plan Document.

The Company matching contribution is based on the following formula:

	If the percentage increase in the Corporation's average
	operating earnings per share for the most recent five year period is
	Less Than	6.00%	9.01%	15.01%	Over
	6%	to 9%	to 15%	to 20%	20%
Percentage of Recognized	The Resulting Employer Matching Contribution
Compensation Contributed	on the First 6% of Employee Savings Will Be:
1.00%	30%	40%	65%	100%	140%
1.01 to 2.00%	28%	38%	63%	98%	138%
2.01 to 3.00%	26%	36%	61%	96%	136%
3.01 to 4.00%	24%	34%	59%	94%	134%
4.01 to 5.00%	22%	32%	57%	92%	132%
5.01 to 6.00%	20%	30%	55%	90%	130%
6.01 to 15.00%	None	None	None	None	None

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

The percentage increase in the Company's average operating earnings per share is obtained by comparing the average diluted operating earnings per share for the Company for the five years ending with the calculation year to the same average for the five years ending the year prior to the calculation year. Operating earnings per share are equal to net income per share exclusive of realized and unrealized capital gains or losses and extraordinary items and income taxes applicable thereto.

Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula. The amounts of the Companies’ contributions are subject to certain limitations such that they are calculated on a maximum $150,000 of a participant’s recognized compensation and will not exceed:

•the maximum amount currently deductible by that Employer under section 404 of the Code, or
•the amount of its annual net profit before taxes and its accumulated earnings.

For plan years 2022 and 2021, the Company’s Board of Directors declared matching contributions of $41,051,358 and $16,891,922 respectively.

Discretionary Contributions

Discretionary contributions credited to participant accounts are subject to approval by the Board of Directors of the Company and calculated on a maximum $150,000 of a participant’s recognized compensation. Contributions are also subject to other Code limitations. For plan year 2022, the Company’s Board of Directors declared discretionary contributions of $27,920,118.

E. Participant Directed Account

Employee contributions are allocated to the various investment options, such as mutual funds, offered by the Plan or Old Republic common stock fund as designated by the participant. Earnings or losses inure to each participant's account based upon the performance of the mutual funds and Old Republic common stock fund that the Plan participant selected. Participants are fully vested in their contribution funds and earnings/losses thereon.

Subject to certain limitations, the Plan permits in-service withdrawals prior to termination of employment on account of certain financial hardships. In addition, subject to certain conditions, participants may make withdrawals during employment from after-tax contributions and after age 59.5.

Participants are able to direct the investment of discretionary contributions into the various investment options, such as mutual funds, offered by the Plan; however, no investment election may be made for Old Republic common stock.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

F. Non-Participant Directed Account

Each year, the matching contribution, inclusive of the released shares triggered by the debt service funding and the earnings/losses thereon are allocated to the participant’s Company Account which, for financial statement purposes, is included under the column entitled “Non-Participant Directed Account.”

Each participant’s account is credited with a matching contribution determined based on the Plan formula, inclusive of an allocation of Old Republic common stock released by the Trustee from the unallocated account and forfeitures of terminated participants’ non-vested accounts. Only those participants, who are eligible participants as described above, will receive an allocation in accordance with the Plan document.

Participants are able to divest Company Stock acquired with employer matching contributions after completing three years of service. The investment options available for diversification are the same funds available for investment of Employee contributions. Previously diversified funds may be re-diversified into Old Republic common stock. For financial statement purposes, diversified funds are transferred from the column Non-Participant Directed Account to the column Participant Directed Account.

G. Vesting

With the exception of certain transferred accounts, participants are vested in the value of Company contributions on a 6-year graded scale with 20% vesting after 2 years of credited service to 100% vesting after 6 years of credited service. Participants become immediately vested in the value of Company contributions in the event of death, retirement at or after age 65, or retirement due to disability.

On termination of service, retirement, or death, a participant or his/her beneficiary will be paid the vested portion of their account balances in cash and may elect to receive a lump sum payment, complete a qualified direct rollover, or receive equal installment payments over a reasonable period of time not to exceed the life expectancy of the participant or his/her beneficiary. Distributions of Old Republic common stock will be distributed in the form of company stock unless the participant or beneficiary elects to receive the distribution in cash.

If a participant terminates employment with the Company prior to becoming fully vested, the non-vested portion of the Company’s contributions and related earnings thereon are forfeited. Forfeitures are allocated among and credited to remaining participants who are employed by the Company on December 31st and completed 1,000 or more hours of service based upon the ratio of a participant’s relative account balance (discretionary contributions) or eligible salary up to $150,000 (matching contributions).

There were $1,545,039 and $685,713 of matching contribution forfeitures allocated in 2022 and 2021, respectively.

H.    Unallocated Account

The unallocated account represents all assets and liabilities of the Plan relating to the leveraging of the matching contribution component and not yet allocated to participants.

I.    Common Shares Released to Participants

The Common Stock Released to Participants represents the fair value of the Old Republic common stock allocated to participants’ accounts during the year. It represents the number of shares calculated in accordance with applicable regulations under the Code. It takes into account the debt service provided by the Company contributions, and dividends received on the unallocated Old Republic common stock during the year. The release fraction applied to the number of unreleased shares is the principal paid that coincides with the timing of the Company contributions, and the interest paid during the plan year (numerator) divided by the numerator plus an estimate of the remaining future principal and interest (assuming most recent interest rate at December 31) to be paid.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

During 2022 and 2021, 1,269,577 and 709,323 shares of the Plan’s Old Republic common stock, respectively, were released and 4,763,910 and 6,033,488 shares of Old Republic common stock respectively, remained unallocated as of December 31, 2022 and 2021. It should be noted that there is no connection as to the number of shares being allocated and the market value of the Company’s common stock at any given time. Hence, the market value of the stock on the actual day of allocation (release) to participants’ accounts may vary from the fair value at December 31, 2022 and 2021, as presented in the financial statements.

J.    Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are to be exercised. The Trustee is not permitted to vote any allocated stock for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated stock on behalf of the collective best interest of Plan participants and beneficiaries.

K. Notes Receivable from Participants

Participants may not take loans from the Plan. However, in connection with the merger of the BSP into the Plan, certain participant loans related to prior acquisitions remain outstanding and continue to be administered by the Plan until fully repaid. Interest rates on loans outstanding as of December 31, 2022 range from 3.25% to 7.75% on loans maturing through 2037. Principal and interest are paid ratably through payroll deductions.

2.Summary of Accounting Policies

A.    Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Necessary reclassifications are made in prior periods’ financial statements whenever appropriate to conform to the most current presentation.

B.    Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results can differ from those estimates.

C.    Risks and Uncertainties

Besides the investment of the matching contributions into the Company’s common stock, the Plan provides participants with investment alternatives made up of various investment options, such as mutual funds, which can be equity based, fixed income based, or a combination thereof. In addition, participants may also direct certain of their contributions to buy Old Republic common stock.

All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles. Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits could be materially affected.

D.    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date. Old Republic International Corporation common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Short‑term investments are valued at cost plus accrued interest which approximates fair value.

The statements of changes in net assets available for benefits reflect the net appreciation (depreciation) in fair value of the Plan’s investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

E. Notes Receivable from Participants

The Plan does not permit participant loans. However, certain participant loans related to prior acquisitions remain outstanding and continue to be administered by the Plan until fully repaid. Participant loans that were transferred into the Plan as a result of the merger are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2022. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

F.    Termination and Withdrawal Benefit Payments

Termination and withdrawal benefit payments are recorded upon distribution payment.

G.    Plan Expenses

Plan expenses including fees for trustee, accounting, auditing, investment, custodial and other services are paid by the Plan and included in administrative expenses. Most other expenses are paid or provided by Old Republic as the Plan Sponsor. Beginning in 2022, investment management fees are also paid by Old Republic. Prior to that time, such fees were paid by the Plan and included in the net fund appreciation (depreciation) for the year.

3.    Investments

Fair Value Measurements

The Plan investments are reported at fair value in the accompanying statements of net assets available for plan benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: Level 1 inputs are based on quoted market prices in active markets; Level 2 observable inputs are based on corroboration with available market data; and Level 3 unobservable inputs are based on uncorroborated market data or a reporting entity’s own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2(D). There have been no changes in the methodologies used at December 31, 2022 from prior years.

All Plan investments are classified within Level 1 of the fair value hierarchy at December 31, 2022 and 2021.

4.Notes Payable

In December 2015, the Plan entered into a term loan agreement with the Company for aggregate borrowings of $34,038,664 with principal payments due in 2019 through 2023. The proceeds of the loan were used to purchase 2,200,000 shares of the Company’s common stock. The loan bears interest at the lesser of (a) 4.0% per year, or (b) the variable interest rate indexed to the one month London Interbank Offered Rate (LIBOR) plus 175 basis points calculated monthly. The interest rate was capped at 4% and was 1.84% at December 31, 2022 and 2021, respectively.

In May 2018, the Plan entered into 10 year term loan agreements with the Company and participating subsidiary companies for aggregate borrowings of $50,000,000 ($750,000 from the Company and $49,250,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 2,383,625 shares of the Company’s common stock. The loans bear a 5.00% interest rate.

In March 2020, the Plan entered into 10 year term loan agreements with the Company and participating subsidiary companies for aggregate borrowings of $50,000,000 ($750,000 from the Company and $49,250,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 3,337,000 shares of the Company’s common stock. The loans bear a 3.00% interest rate.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

Interest on the loans is payable quarterly with any remaining accrued interest due and payable on maturity of the loan. Principal on the loans is payable in accordance with the following maturity schedule.

At December 31, 2022 and 2021, loans due to the Company and participating subsidiary companies aggregated $86,693,664 and $98,434,664, respectively.

Maturities of the Plan’s ESSOP loans are as follows:

		2015 Term
		Loan	2018 Term Loans		2020 Term Loans
				Participating		Participating
				Subsidiary		Subsidiary
	Total	Company	Company	Companies	Company	Companies

2023	$10,738,664	$6,838,664	$21,000	$1,379,000	$37,500	$2,462,500
2024	11,350,000	—	129,000	8,471,000	41,250	2,708,750
2025	11,800,000	—	132,000	8,668,000	45,000	2,955,000
2026	12,250,000	—	135,000	8,865,000	48,750	3,201,250
2027	12,700,000	—	138,000	9,062,000	52,500	3,447,500
2028	9,568,000	—	88,000	5,730,000	56,250	3,693,750
2029	13,500,000	—	—	—	202,500	13,297,500
2030	4,787,000	—	—	—	71,500	4,715,500
Total	$86,693,664	$6,838,664	$643,000	$42,175,000	$555,250	$36,481,750

The fair value of the Plan’s notes payable approximates their carrying value. The estimated fair value is based on an internally generated interest yield market matrix table, which incorporates maturity, coupon rate, credit quality, structure and current market conditions. All notes payable are classified within Level 3 of the fair value hierarchy as described in Note 3.

5.Related Parties and Parties in Interest

As Plan assets included investments in the Company’s common stock, Old Republic International Corporation and participating subsidiaries are parties in interest. Office personnel, space and equipment are furnished by the Companies at no charge to the Plan.

FMR Corporation and its subsidiaries (FMR) are parties in interest. They are the Plan’s custodian, record keeper and provider of educational information to Plan participants, while also managing certain mutual funds. Fees paid by the Plan to FMR for custodianship, transaction and maintenance were $14,650 and $5,325 during 2022 and 2021, respectively. Effective in 2022, Old Republic pays FMR’s investment management fees on behalf of the Plan.

6.Termination Priorities

Although it has no plans to do so, the Company reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Company terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non‑forfeitable. Upon termination of the Plan, the Plan shall direct the trustee to pay all liabilities and expenses of the Trust Fund and sell unallocated Old Republic common stock to the extent it determines such sale to be necessary in order to repay the loans.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

7.Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter, dated November 17, 2017, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (Code). Prior to its merger into the Plan, the IRS had also issued a favorable determination letter, dated March 5, 2018, stating that the BSP was designed in accordance with applicable sections of the Code. The Plan's Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2022 and 2021. The Plan is not currently under audit by any tax jurisdiction.

8.Anti-Discrimination Refunds

Due to limits imposed by Internal Revenue Code Section 415 and ERISA, tests are performed annually to determine that the Plan has not discriminated between highly compensated employees and non-highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to whether contributions need to be returned to highly compensated employees so the Plan can meet the “Actual Contribution Percentage Test for Non-excludable Employees.” This amount represents the anti-discrimination refunds payable at any given year-end. There were no contributions required to be returned to highly compensated employees in 2022 or 2021.

9.Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. No significant matters were identified for disclosure during this evaluation.

SUPPLEMENTAL SCHEDULE

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022
EIN: 36-2678171 PLAN NUMBER-002

		(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE
		OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR,			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		OR MATURITY		(d)	CURRENT
(a)	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

MUTUAL FUNDS:
	BALANCED FUNDS:
*	FIDELITY FREEDOM INCOME K	N/A	VARIABLE	N/A	297,342	sh	#	$2,949,633
*	FIDELITY FREEDOM 2005 K	N/A	VARIABLE	N/A	213,871	sh	#	2,234,948
*	FIDELITY FREEDOM 2010 K	N/A	VARIABLE	N/A	501,481	sh	#	6,388,869
*	FIDELITY FREEDOM 2015 K	N/A	VARIABLE	N/A	1,212,154	sh	#	12,473,064
*	FIDELITY FREEDOM 2020 K	N/A	VARIABLE	N/A	4,446,377	sh	#	56,691,311
*	FIDELITY FREEDOM 2025 K	N/A	VARIABLE	N/A	8,370,882	sh	#	97,939,314
*	FIDELITY FREEDOM 2030 K	N/A	VARIABLE	N/A	5,758,541	sh	#	84,189,866
*	FIDELITY FREEDOM 2035 K	N/A	VARIABLE	N/A	5,581,412	sh	#	70,158,354
*	FIDELITY FREEDOM 2040 K	N/A	VARIABLE	N/A	5,285,808	sh	#	47,043,689
*	FIDELITY FREEDOM 2045 K	N/A	VARIABLE	N/A	3,793,315	sh	#	38,691,811
*	FIDELITY FREEDOM 2050 K	N/A	VARIABLE	N/A	2,479,209	sh	#	25,585,439
*	FIDELITY FREEDOM 2055 K	N/A	VARIABLE	N/A	1,134,616	sh	#	13,581,348
*	FIDELITY FREEDOM 2060 K	N/A	VARIABLE	N/A	388,785	sh	#	4,280,524
*	FIDELITY FREEDOM 2065 K	N/A	VARIABLE	N/A	94,387	sh	#	951,425
	VANGUARD WELLINGTON FUND	N/A	VARIABLE	N/A	671,686	sh	#	44,552,957
	EQUITY FUNDS:
*	FIDELITY VALUE K	N/A	VARIABLE	N/A	2,139,860	sh	#	26,769,645
*	FIDELITY MID-CAP STOCK K	N/A	VARIABLE	N/A	1,054,822	sh	#	39,555,821
*	FIDELITY REAL ESTATE INCOME FUND	N/A	VARIABLE	N/A	116,879	sh	#	1,303,196
*	FIDELITY SELECT ENERGY PORTFOLIO	N/A	VARIABLE	N/A	125,312	sh	#	7,031,283
	FRANKLIN CONVERTIBLE SECURITIES FUND	N/A	VARIABLE	N/A	177,937	sh	#	3,427,068
	T. ROWE PRICE VALUE FUND	N/A	VARIABLE	N/A	1,391,335	sh	#	53,622,061
	VANGUARD EXPLORER ADM	N/A	VARIABLE	N/A	416,561	sh	#	36,190,840
	VANGUARD HEALTH CARE FUND	N/A	VARIABLE	N/A	103,039	sh	#	9,256,987
	FIXED INCOME FUNDS:
*	FIDELITY INTERMEDIATE-TERM BOND FUND	N/A	VARIABLE	N/A	1,462,338	sh	#	14,418,657
*	FIDELITY CAPITAL & INCOME FUND	N/A	VARIABLE	N/A	1,676,020	sh	#	15,117,698
*	FIDELITY MONEY MARKET GOVT PORTFOLIO	N/A	VARIABLE	N/A	60,060,826	sh	A	60,060,826
*	FIDELITY GNMA	N/A	VARIABLE	N/A	194,228	sh	#	1,957,820
*	FIDELITY NEW MARKETS INCOME FUND	N/A	VARIABLE	N/A	81,802	sh	#	941,543
	VANGUARD LONG-TERM INVESTMENT-GRADE ADM	N/A	VARIABLE	N/A	451,622	sh	#	3,522,653
	GROWTH FUND:
	T. ROWE PRICE GROWTH STOCK FUND	N/A	VARIABLE	N/A	956,970	sh	#	58,958,914
	VANGUARD GROWTH INDEX FUND	N/A	VARIABLE	N/A	176,547	sh	#	19,370,773
	VANGUARD INTERNATIONAL GROWTH FUND	N/A	VARIABLE	N/A	476,815	sh	#	43,104,042
	INDEX FUNDS:
*	FIDELITY 500 INDEX	N/A	VARIABLE	N/A	809,006	sh	#	107,694,876
	VANGUARD DIVIDEND APPRECIATION ADM	N/A	VARIABLE	N/A	953,660	sh	#	39,300,335
	VANGUARD EXTENDED MARKET INDEX INS	N/A	VARIABLE	N/A	182,519	sh	#	18,405,170
	VANGUARD MID-CAP GROWTH INDEX ADM	N/A	VARIABLE	N/A	33,047	sh	#	8,343,459
	VANGUARD REIT INDEX ADM	N/A	VARIABLE	N/A	23,577	sh	#	2,755,486
	VANGUARD SHORT-TERM BOND INDEX IS	N/A	VARIABLE	N/A	3,296,692	sh	#	32,538,345
	VANGUARD TOTAL BOND MARKET INDEX INSTITUTIONAL	N/A	VARIABLE	N/A	1,842,370	sh	#	17,465,664
	VANGUARD TOTAL INTERNATIONAL BOND INDEX AD	N/A	VARIABLE	N/A	96,807	sh	#	1,833,518
	VANGUARD TOTAL INTERNATIONAL STOCK INDEX IS	N/A	VARIABLE	N/A	111,361	sh	#	12,407,796
	VANGUARD VALUE INDEX FUND	N/A	VARIABLE	N/A	224,594	sh	#	12,298,765
	TOTAL							$1,155,365,793

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022
EIN: 36-2678171 PLAN NUMBER-002

		(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE
		OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR,			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		OR MATURITY		(d)	CURRENT
(a)	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

EMPLOYER SECURITIES:
*	OLD REPUBLIC INTERNATIONAL
	CORPORATION COMMON STOCK:
	PARTICIPANT DIRECTED	N/A	N/A	N/A	1,450,341	sh	$26,140,382	$35,025,735
	NON-PARTICIPANT DIRECTED	N/A	N/A	N/A	13,421,774	sh	254,916,591	324,135,851
	UNALLOCATED	N/A	N/A	N/A	4,763,911	sh	82,345,866	115,048,451
	TOTAL				19,636,026	sh	$363,402,839	$474,210,037

SHORT-TERM INVESTMENTS		N/A	N/A	N/A	5,912,423	sh	$5,912,423	$5,912,423

* PARTICIPANTS LOANS RECEIVABLE		Interest rates range from 3.25% to 7.75% maturing through 2037					$—	$79,761

	TOTAL INVESTMENTS HELD							$1,635,568,014

Note:
*	Parties in Interest.
#	Participant directed funds.
A	Includes Non-Participant directed funds (751,288 shares with a cost and current value of $751,288).